Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 1 DATED MAY 13, 2014
TO THE PROSPECTUS DATED APRIL 29, 2014

This Supplement No. 1 supplements, and should be read in conjunction with, our prospectus dated April 29, 2014. The purpose of this Supplement No. 1 is to disclose:

•	the status of our initial public offering; and

•	the completion of a joint venture investment.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of May 12, 2014, we received and accepted subscriptions in our offering for 26.6 million shares, or $264.7 million, including 0.2 million shares, or $2.1 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of May 12, 2014, 84.0 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on August 7, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Completion of a Joint Venture Investment

On May 7, 2014, we, through a joint venture with an affiliate of our sponsor, or the NorthStar member, completed the acquisition of a $1.1 billion healthcare real estate portfolio comprised of 80 senior living facilities, or the portfolio. The acquisition was structured as a joint venture, or the joint venture, with an affiliate of Formation Capital, LLC, or Formation, which was the prior controlling and minority owner of the portfolio. We contributed $22.7 million, plus closing costs, for an approximate 6% interest in the joint venture and together with our sponsor own an approximate 92% interest in the joint venture. We funded the investment with proceeds from our offering. In connection with the acquisition, the joint venture assumed $646 million of in-place financing secured by the portfolio, or the borrowings. The borrowings consist of six non-recourse variable rate loans with a weighted average current interest rate of 4.3% and a weighted average remaining term of approximately five years.
The properties comprising the portfolio consist of over 8,500 beds across 43 senior housing facilities and 37 skilled nursing facilities located in 14 different states, with the heaviest concentrations in Florida (35%), Illinois (18%), Oregon (16%) and Texas (10%). As of March 31, 2014, the portfolio's overall resident occupancy was 89.3%. Forty-four facilities representing 69% of the underlying portfolio beds, or the leased properties, are leased to third-party senior housing operators pursuant to net leases whereby the tenant is responsible for substantially all of the operating expenses at the property. The remaining facilities, or the RIDEA properties, are operated by third-party managers through the structure permitted by the REIT Investment Diversification and Empowerment Act of 2007, or RIDEA.
The Joint Venture is governed by a limited liability company agreement dated May 7, 2014, or the JV agreement, containing customary terms and conditions. The NorthStar member is managing member and controls the joint venture, subject to Formation's consent with respect to certain major decisions. Formation will continue as the day-to-day asset manager of the portfolio. Under the terms of the JV agreement, distributions of all ordinary cash flow will be distributed on a priority basis to the NorthStar member as follows: (i) first, to the NorthStar member and Formation, pari passu in proportion to their respective percentage interests until the NorthStar member has received a 12% internal rate of return; (ii) second, 20% to Formation and 80% to the NorthStar member and Formation, pari passu in proportion to their respective percentage interests until the NorthStar member has received a 25% internal rate of return and (iii) third, the balance, if any, 30% to Formation and 70% to the NorthStar member and Formation, pari passu in proportion to their respective percentage interests. Distributions received by the NorthStar member will be allocated to us and our sponsor pro rata based on their respective interests in the NorthStar member.

The leased properties were acquired at a weighted average initial lease yield of 8.6%, based on the year one contractual lease income divided by the purchase price allocable to the leased properties, exclusive of any acquisition fees or closing expenses. The RIDEA properties were acquired at an estimated initial capitalization rate of 6.8%, based on the estimated year one net operating income of the RIDEA properties divided by the purchase price allocable to the RIDEA properties, excluding any acquisition fees or closing expenses. Estimated year one net operating income is the total estimated gross income (rental income, tenant reimbursements and other property-related income) derived primarily from in-place leases, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) estimated based on the operating history of the properties, contracts in place or under negotiation and our plans for operation of the properties. Estimated year one net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. The initial capitalization rate is meant as a measure of estimated in-place annualized net operating income yield at the time we acquire the RIDEA properties and is not meant to be either an indication of historical or a projection of anticipated future, net operating income yield for the RIDEA properties.